UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

NOTICE TO THE MARKET

Rio de Janeiro, January 15, 2008

Pursuant to CVM Official Letter SGE/001/03 dated January 22, 2003 and article 12, caput, of CVM Instruction 358 dated January 3, 2002, Contax Participações S/A (“Company”) (Bovespa: CTAX3 and CTAX4) informs that it received from CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. correspondence via e-mail on today’s date informing of an increase in its equity holding in the Company that does not alter the composition of the Company’s controlling block or the structure of its management.

The e-mail also informed that the Investment Funds and Managed Portfolios administrated by it reached an interest of 9.51% of the preferred shares issued by Contax Participações S.A., with the Company now holding a total of 954,147 preferred shares (CTAX4).

Further, the e-mail informed that the Investment Funds and Managed Portfolios administrated by CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

In closing, the text of said e-mail correspondence follows below.

Sincerely,

Michel Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S/A

C.E.HG/CUST/BOV/0053/08

São Paulo, January 15, 2008

To:

Comissão de Valores Mobiliários – CVM

Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro
Attn.: Company Relations Superintendence
Ms. Elizabeth Lopez Rios Machado

C/c CONTAX PARTICIPAÇÕES S.A
Attn.: Mr. Michel Neves Sarkis
Investor Relations Officer
E-mail: msarkis@contax.com.br;mbarcelos@contax.com.br
Telephone: +55 (21) 3131-0009/0274

Ref.: Acquisition of Preferred Shares in Contax Participações S.A.

Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A., inscribed in the roll of corporate taxpayers CNPJ/MF under no. 61.809.182/0001 -30, with head offices at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7° andar, hereby informs the general market, pursuant to article 12 of CVM Instruction 358/02, that the investment funds, managed portfolios and non-resident investors legally represented by this Institution reached an interest in Contax Participações S.A of 6.81% of its capital stock, and as a result of the aforementioned acquisition it holds 954,147 preferred shares, corresponding to 9.51% of this class of shares in Contax. The Company also informs that it has not signed any agreements or contracts regulating the exercise of voting rights or the purchase and sale of securities issued by the company.

Sincerely,

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.